Crescent Point

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

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## Form of Proxy - Annual General Meeting to be held on Friday, May 4, 2018

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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**Proxies submitted must be received by 10:00am, Calgary Time, on Wednesday, May 2, 2018.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

**To Receive Documents Electronically**

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.**

**CONTROL NUMBER**

01EB5A

**Appointment of Proxyholder**

I/We being shareholder(s) of **Crescent Point Energy Corp.** hereby appoint: **Scott Saxberg**, President and Chief Executive Officer of the Corporation, or failing him, **Ken Lamont**, Chief Financial Officer of the Corporation

OR

**Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.**

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Annual General Meeting** of shareholders of **Crescent Point Energy Corp.** to be held at the Hyatt Regency, Imperial Ballroom, 700 Centre Street South, Calgary, Alberta on Friday, May 4, 2018 at 10:00am (Calgary Time) and at any adjournment or postponement thereof.

**VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

**1. To Fix the Number of Directors** — For / Against

To fix the number of directors of the Corporation to be elected at the Annual General Meeting at **ten (10)**.

**2. Election of Directors**

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01. Rene Amirault | ☐ | ☐ | 02. Peter Bannister | ☐ | ☐ | 03. Laura A. Cillis | ☐ | ☐ |
| 04. Ted Goldthorpe | ☐ | ☐ | 05. Robert F. Heinemann | ☐ | ☐ | 06. Mike Jackson | ☐ | ☐ |
| 07. François Langlois | ☐ | ☐ | 08. Barbara Munroe | ☐ | ☐ | 09. Gerald A. Romanzin | ☐ | ☐ |
| 10. Scott Saxberg | ☐ | ☐ | | | | | | |

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**3. Appointment of Auditors** — For / Withhold

Appoint **PricewaterhouseCoopers LLP**, Chartered Professional Accountants, as auditors of the Corporation and authorize the board of directors of the Corporation to fix their remuneration as such.

**4. Restricted Share Bonus Plan** — For / Against

Approve an ordinary resolution amending our Restricted Share Bonus Plan ("RSBP") to increase the number of common shares to be reserved for issuance under the RSBP by 6 million, the full text of which is set forth in the Information Circular.

**5. Stock Option Plan** — For / Against

Approve an ordinary resolution adopting our Stock Option Plan with a maximum number of common shares to be reserved for issuance thereunder of 13 million, the full text of which is set forth in the Information Circular.

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**6. Grant of Options** — For / Against

Approve an ordinary resolution ratifying and approving the grant of an aggregate of 2,988,032 options to certain employees, as previously approved by the Board subject to shareholder approval, under the company's Stock Option Plan, the full text of which is set forth in the Information Circular.

**7. Executive Compensation** — For / Against

Approve an advisory resolution accepting the company's approach to executive compensation, the full text of which is set forth in the Information Circular.

**Authorized Signature(s) – This section must be completed for your instructions to be executed.**

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

**Interim Financial Statements** – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

**Annual Financial Statements** – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

K P Y Q 248369 A R 2

01EB6B